CUSIP No. 0002296781                       Page 1 of 48 Pages
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. )


                 Cubist Pharmaceuticals, Inc.
_________________________________________________________________

                    (Name of Issuer)


                  Common Stock, $.001 par value
_________________________________________________________________

                      (Title of Class of Securities)



                           0002296781
_________________________________________________________________

                              (CUSIP Number)

Jeremy L. Curnock Cook             John C. MacMurray, Esq.
Rothschild Asset Management Ltd.   Reboul, MacMurray, Hewitt,
Five Arrows House                    Maynard & Kristol
St. Swithin's Lane                 45 Rockefeller Plaza
London EC4N 8NR England            New York, New York  10111
Tel. 011-171-280-5000              Tel. (212) 841-5700

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               July 18, 1997
                     ________________________________
                       (Date of Event Which Requires
                          Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

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CUSIP No. 0002296781                       Page 2 of 48 Pages

1)   Name of Reporting Person               International             S.S.
or I.R.S. Identification          Biotechnology
     No. of Above Person                    Trust plc
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                          WC
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          United Kingdom
_________________________________________________________________
Number of                7)   Sole Voting    1,116,327 shares of
Shares Beneficially           Power          Common Stock, $.001   Owned by
                                   par value ("Common
Reporting Person                             Stock")

                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  1,116,327 shares of
                              tive Power     Common Stock
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)  Aggregate Amount Beneficially           1,116,327 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                           10.8%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  CO

CUSIP No. 0002296781                       Page 3 of 48 Pages
                               Schedule 13D
                               ____________

Item 1.   Security and Issuer.
          ___________________

          This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Cubist Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 24 Emily Street, Cambridge, Massachusetts 02139.

Item 2.   Identity and Background.
          _______________________

          (a) The undersigned hereby files this Schedule 13D on behalf of International Biotechnology Trust plc, a corporation organized under the laws of the United Kingdom ("IBT" or the "Reporting Person"). The name, business address and occupation of each executive officer and director of IBT is set forth on Schedule A hereto.

          (b) The principal business of IBT is that of a publicly-traded investment trust company.

          (c) IBT's principal business address is Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England.

          (d) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

           This statement relates to the purchase by IBT of 816,327 shares of Common Stock (the "Shares") directly from the Issuer pursuant to a Stock Purchase Agreement dated as of July 18, 1997 by and between IBT and the Issuer (the "Purchase Agreement") (the "Private Placement"). The Purchase Agreement is attached as Exhibit A hereto, and any description thereof is qualified in its entirety by reference thereto. The purchase price of the Shares was $6.125 per share, or, in the aggregate, $5,000,002.875. On July 24, 1997 IBT purchased an additional

CUSIP No. 0002296781                       Page 4 of 48 Pages 300,000
shares of Common Stock on the open market, at a purchase price of $6.00 per share, or, in the aggregate, $1,800,000. The source of funds for both such acquisitions was IBT's funds available for investment.

Item 4.   Purpose of Transaction.
          ______________________

          IBT purchased the Common Stock in the transactions described in
Item 3 above for investment purposes. In accordance with the terms of the Purchase Agreement, the Issuer will use its best efforts to cause an individual designated by IBT to be elected to a seat on the Board of Directors of the Issuer.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          (a) Based on a total of 10,385,713 shares of Common Stock outstanding after the completion of the Private Placement, IBT owns 1,116,327 shares of Common Stock, or approximately 10.8% of the Common Stock outstanding.

          (b) Except as described in Item 6 below, IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

          (c) Except as described in this statement, neither IBT nor any of the persons identified in Item 2 above has effected any transaction in the Common Stock in the past 60 days.

          (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by IBT.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
          _______________________________________

          Pursuant to a contractual agreement, IBT has engaged Rothschild Asset Management Limited ("RAM") to act as its discretionary investment manager. Pursuant to such agreement RAM manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate RAM's appointment as manager at any time if RAM is not performing its duties as manager to the satisfaction of the Board of Directors of IBT.

CUSIP No. 0002296781                       Page 5 of 48 Pages

Pursuant to the Purchase Agreement, IBT has agreed with the Issuer that for five years it will not, without the prior written consent of the Issuer, directly or indirectly acquire beneficial ownership of any shares of Common Stock (or any securities convertible into, exercisable for or exchangeable for Common Stock) of the Issuer, if the effect of such acquisition would be to increase the aggregate number of shares of Common Stock then directly or indirectly beneficially owned by IBT to more than the number of shares purchased pursuant to the Purchase Agreement.

          As a condition to the Purchase Agreement, the Issuer and IBT entered into a Registration Rights Agreement on July 18, 1997 (the "Registration Rights Agreement") with respect to the Shares purchased thereunder, giving IBT certain rights to the registration of the Shares under the Securities Act of 1933, as amended. The Registration Rights Agreement is attached as Exhibit B hereto, and any description thereof is qualified in its entirety by reference thereto.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          Exhibit A -- Purchase Agreement

          Exhibit B -- Registration Rights Agreement

CUSIP No. 0002296781                       Page 6 of 48 Pages

                         Signature
                         _________


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 1997


                                   INTERNATIONAL BIOTECHNOLOGY
                         TRUST PLC



                                   By:/s/ Jeremy L. Curnock Cook
                                               Director





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CUSIP No. 0002296781                       Page 7 of 48 Pages
                                SCHEDULE A
                                __________

                  EXECUTIVE OFFICERS AND DIRECTORS OF IBT

          The business address of each person listed below is c/o
Rothschild Asset Management Limited, Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England. The occupation of each person listed below refers only to his relationship to IBT.

     Name                          Occupation     Citizenship
     ____                          __________     ___________

John M. Green-Armytage             Chairman       U.K.

Donald Cecil                       Deputy         U.S.
                                   Chairman

Gary M. Brass                      Director       U.K.

Jeremy L. Curnock Cook             Director       U.K.

Peter B. Collacott                 Director       U.K.

Stephen A. Duzan                   Director       U.S.

James D. Grant                     Director       U.S.

Howard E. Greene                   Director       U.S.

Dennis M.J. Turner                 Director       U.K.

CUSIP No. 0002296781                       Page 8 of 48 Pages

                                                  EXHIBIT_A
                                                  _________

CUBIST PHARMACEUTICALS, INC.
STOCK PURCHASE AGREEMENT


     This STOCK PURCHASE AGREEMENT is dated as of the 18th day of July, 1997 by and between CUBIST PHARMACEUTICALS, INC., a Delaware corporation with its principal office at 24 Emily Street, Cambridge, Massachusetts 02139 (the "Company"), and the several purchasers named in the attached Exhibit A (individually, a "Purchaser" and collectively, the "Purchasers").

     WHEREAS, the Company desires to issue and sell to the Purchasers, and the Purchasers, severally, desire to purchase from the Company, shares of the authorized but unissued shares of common stock, $.001 par value per share, of the Company (the "Common Stock"), all upon the terms and subject to the conditions set forth in this Agreement.

     NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

     1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

     (a) "Affiliate" of a party means any corporation or other business entity controlled by, controlling or under common control with such party. For this purpose "control" shall mean direct or indirect beneficial ownership of fifty percent (50%) or more of the voting or income interest in such corporation or other business entity.

     (b)  "Closing Date" means the date of the Closing.

     (c) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

     (d) "IBT" means International Biotechnology Trust plc, a corporation organized under the laws of the United Kingdom.

     (e) "Intangible Rights" means (i) patents, trademarks, trade names, service marks and copyrights, trademark, trade name, service mark and copyright registrations, logotypes, all applications pending on the date hereof by or before any governmental body with respect to any of the foregoing and (ii) all licenses or other

CUSIP No. 0002296781                       Page 9 of 48 Pages

contracts or agreements granted by or to the Company or to which the Company is a party that relate, in whole or in part, to any of the items referred to in clause (i) above.

     (f) "Purchase Price" means $6.125 per Share (subject to proportionate adjustment upon the occurrence of any stock split, stock dividend or reverse stock split that is consummated or becomes effective during the period commencing after the date hereof and ending immediately prior to the Closing).

     (g)  "Registration Rights Agreement" shall mean that certain
Registration Rights Agreement, substantially in the form of Exhibit B attached hereto, to be entered into by the Company and the Purchasers at the Closing.

     (h) "Regulation S" shall mean Regulation S promulgated under the Securities Act, as such Regulation may be amended and in effect from time to time.

     (i) "Regulation S Shares" shall mean any Shares sold or issued by the Company in reliance on Regulation S, which reliance and the need therefor shall be determined by the Corporation in its absolute discretion at the time of such sale or issuance and shall be conclusively evidenced by affixing the legends required by Section 7.2(a) hereof.

     (j) "Majority Purchasers" shall mean those Purchasers which have the right, pursuant to this Agreement, to purchase more than fifty percent (50%) of the Shares.

     (k)  "SEC" shall mean the Securities and Exchange Commission.

     (l) "Securities Act" shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

     (m) "Shares" shall mean (i) in the case of any Purchaser, the shares of Common Stock to be purchased by such Purchaser, at the Closing, pursuant to
Section 2.1 of this Agreement and (ii) in the case of all of the Purchasers as a group, the aggregate number of shares of Common Stock to be purchased by all of the Purchasers, at the Closing, pursuant to Section 2.1 of this Agreement.

     2.   Purchase and Sale of Shares.

     2.1 Purchase and Sale. Subject to and upon the terms and conditions set forth in this Agreement, the Company agrees to issue and sell to each Purchaser, and each Purchaser, severally, hereby agrees to purchase from the Company, at the Closing, that number of shares of Common Stock equal to the quotient obtained by dividing

CUSIP No. 0002296781                       Page 10 of 48 Pages

(i) the dollar amount set forth opposite the name of such Purchaser under the heading "Total Amount of Investment" on Exhibit A hereto by (ii) the Purchase Price. The purchase price payable by each Purchaser for each of the shares of Common Stock to be purchased by such Purchaser pursuant to this Agreement shall be equal to the Purchase Price. The aggregate purchase price payable by the Purchasers to the Company for all of the Shares shall be $5,000,002.875.

     2.2 Closing. The closing of the transactions contemplated under this Agreement (the "Closing") shall take place at the offices of Bingham, Dana & Gould LLP, 150 Federal Street, Boston, Massachusetts 02110 at 10:00 a.m. on July 18, 1997 or at such other location, date and time as may be agreed upon in writing between all of the Purchasers and the Company. At the Closing, the Company shall deliver to each Purchaser a single stock certificate, registered in the name of such Purchaser, representing the number of shares of Common Stock purchased by such Purchaser, against payment of the purchase price therefor by wire transfer of immediately available funds to such account or accounts as the Company shall designate in writing.

     3. Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Purchasers as follows:

     3.1 Incorporation. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where the failure to so qualify would not have a material adverse effect upon the Company. The Company has all requisite corporate power and authority to carry on its business as now conducted.

     3.2 Capitalization. The authorized capital stock of the Company consists of (i) 25,000,000 shares of Common Stock, of which 9,569,386 shares are outstanding on the date hereof and (ii) 5,000,000 shares of preferred stock, of which no shares are outstanding on the date hereof. Except as set forth in Schedule 3.2 hereto, there are no existing options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements, arrangements or commitments of any character obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of the capital stock of the Company or other equity interests in the Company or any securities convertible into or exchangeable for such shares of capital stock or other equity interests, and there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests.

CUSIP No. 0002296781                       Page 11 of 48 Pages

     3.3 Authorization. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated herein and therein has been taken. When executed and delivered by the Company, each of this Agreement and the Registration Rights Agreement shall constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles. The Company has all requisite corporate power to enter into this Agreement and the Registration Rights Agreement and to carry out and perform its obligations under the terms of this Agreement and the Registration Rights Agreement.

     3.4 Valid Issuance of the Shares. The Shares being purchased by the Purchasers hereunder will, upon issuance pursuant to the terms hereof, be duly authorized and validly issued, fully paid and nonassessable.

     3.5 Financial Statements. The Company has furnished to each Purchaser its audited Statements of Income, Stockholders' Equity and Cash Flows for each of the fiscal years ended December 31, 1995 and 1996, its audited Consolidated Balance Sheet as of December 31, 1996, its unaudited Statements of Income, Stockholders' Equity and Cash Flows for the period from January 1, 1997 to March 31, 1997, and its unaudited Balance Sheet as of March 31, 1997. All such financial statements are hereinafter referred to collectively as the "Financial Statements". The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved, and fairly present, in all material respects, the financial position of the Company and the results of its operations as of the date and for the periods indicated thereon, except that the unaudited financial statements may not be in accordance with generally accepted accounting principles because of the absence of footnotes normally contained therein and are subject to normal year-end audit adjustments which, individually, and in the aggregate, will not be material. Since March 31, 1997, there has been no material adverse change (actual or threatened) in the assets, liabilities (contingent or other), operations or condition (financial or other) of the Company.

     3.6 SEC Documents. The Company has furnished to each Purchaser, a true and complete copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1997, and any other statement, report, registration statement (other than registration statements on Form S-8) or definitive

CUSIP No. 0002296781                       Page 12 of 48 Pages

proxy statement filed by the Company with the SEC during the period commencing March 31, 1997 and ending on the date hereof. The Company will, promptly upon the filing thereof, also furnish to each Purchaser all statements, reports (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K), registration statements and definitive proxy statements filed by the Company with the SEC during the period commencing on the date hereof and ending on the Closing Date (all such materials required to be furnished to each Purchaser pursuant to this sentence or pursuant to the next preceding sentence of this Section 3.6 being called, collectively, the "SEC Documents"). As of their respective filing dates, the SEC Documents complied or will comply in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, as of their respective filing dates, except to the extent corrected by a subsequently filed SEC Document. The Company has, during the period that the Company has been subject to the requirements of Section 12 or 15(d) of the Exchange Act, filed in a timely manner all reports and other material required to be filed by it pursuant to Section 13, 14 or 15(d) of the Exchange Act. The Company has not filed any amendment to its Annual Report on Form 10-K for the year ended December 31, 1996 or its Quarterly Report on Form 10-Q for the three months ended March 31, 1997. As of the date hereof, the Company has not filed any Current Report on Form 8-K for any period ending on the date hereof.

     3.7 Consents. Except for (i) the filing and effectiveness of any registration statement required to be filed by the Company under the Securities Act in connection with the exercise by one or more Purchasers of their rights under the Registration Rights Agreement and (ii) any required state "blue sky" law filings in connection with the transactions contemplated under such registration statement, all consents, approvals, orders and authorizations required on the part of the Company in connection with the execution, delivery or performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated herein and therein have been obtained and will be effective as of the Closing Date.

     3.8 No Conflict. The execution and delivery of this Agreement and the Registration Rights Agreement by the Company and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under (i)

CUSIP No. 0002296781                       Page 13 of 48 Pages

any provision of the Certificate of Incorporation or By-laws of the Company or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or its respective properties or assets.

     3.9 Brokers or Finders. The Company has not dealt with any broker or finder in connection with the transactions contemplated by this Agreement, and the Company has not incurred, and shall not incur, directly or indirectly, any liability for any brokerage or finders' fees or agents commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.10 Nasdaq National Market. The Common Stock is listed on the Nasdaq National Market System, and there are no proceedings to revoke or suspend such listing.

     3.11 Absence of Litigation. There is no action, suit or proceeding or, to the Company's knowledge, any investigation, pending, or to the Company's knowledge, threatened by or before any governmental body against the Company and in which an unfavorable outcome, ruling or finding in any said matter, or for all matters taken as a whole, might have a material adverse effect on the Company. The foregoing includes, without limitation, any such action, suit, proceeding or investigation that questions this Agreement or the Registration Rights Agreement or the right of the Company to execute, deliver and perform under same.

     3.12 Intangible Rights. To the Company's knowledge, all Intangible Rights that are necessary for the conduct of the business of the Company as it is conducted on the date hereof are valid and enforceable, and no claims adverse to the interests of the Company have been asserted with respect to the Company's ownership or use of any such Intangible Rights. Except for infringements that would not, individually or in the aggregate, have a material adverse effect on the Company or on the Company's operations or financial condition, to the knowledge of the Company, the Company is not infringing any Intangible Right owned or used by any third party nor is any third party infringing any Intangible Right owned or used by the Company.

     3.13 Certain Agreements. Except as set forth in Schedule 3.13 hereto, all of the collaborative agreements, research and development agreements, licensing agreements and other agreements with corporate partners that have been previously disclosed by the Company in any reports or filings made by the Company pursuant to the Exchange Act or in any registration statement filed by the Company under the Securities Act prior to the date hereof, are valid and enforceable obligations of the Company and, to the

CUSIP No. 0002296781                       Page 14 of 48 Pages

Company's knowledge, of the other parties thereto. Except for breaches or defaults that would not, individually or in the aggregate, have a material adverse effect on the Company or on the Company's operations or financial condition, the Company is not in breach or default under any such contracts or agreements, nor has there occurred any event which, with the giving of notice or the passage of time, would constitute a breach or default on the Company's part under any such contracts or agreements. To the Company's knowledge, none of the other parties to such contracts and agreements is in breach or default thereunder nor has there occurred any event which, with the giving of notice or the passage of time, would constitute a breach or default on any of such other party's part thereunder.

     3.14 Certain Regulatory Matters. Except as set forth in Schedule 3.14 hereto, the Company has not conducted nor has had conducted on its behalf any clinical or pre-clinical trials of any products of the Company nor has the Company marketed, sold or licensed any products or filed or has pending with the United States Food and Drug Administration ("FDA") any New Drug Applica-tions, Investigatory New Drug Applications or Abbreviated New Drug Applications.

     3.15 Regulation S. The sale of those Shares to be purchased by IBT pursuant to this Agreement will be made in accordance with Regulation S.
None of the Company, any person affiliated with the Company or any person acting on behalf of the Company or any such affiliate engaged in any Directed Selling Efforts (as defined in Regulation S) with respect to such Shares.
The transactions contemplated by this Agreement are not part of a plan or scheme on the part of the Company to evade the registration provisions of the Securities Act.

     4. Representations and Warranties of the Purchasers. Each Purchaser severally for itself, and not jointly with the other Purchasers, represents and warrants to the Company as follows:

     4.1 Authorization. All action on the part of such Purchaser and, if applicable, its officers, directors and shareholders necessary for the authorization, execution, delivery and performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated herein and therein has been taken. When executed and delivered, each of this Agreement and the Registration Rights Agreement will constitute the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles. Such Purchaser has all requisite corporate power to enter into each of this Agreement and the Registration Rights

CUSIP No. 0002296781                       Page 15 of 48 Pages

Agreement and to carry out and perform its obligations under the terms of this Agreement and the Registration Rights Agreement.

     4.2 Purchase Entirely for Own Account. Such Purchaser is acquiring those of the Shares being purchased by it hereunder, for investment, for its own account, and not for resale or with a view to distribution thereof in violation of the Securities Act. Notwithstanding the foregoing, each Purchaser hereby reserves the right to dispose of the Shares in a manner consistent with its fiduciary obligations to its shareholders and the Securities Act and Exchange Act.

     4.3 Investor Status; Etc. Such Purchaser certifies and represents to the Company that at the time such Purchaser acquires any of the Shares, such Purchaser (a) will not be a "U.S Person" as defined in Rule 902 of Regulation S and/or (b) will be an "Accredited Investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act and was not organized for the purpose of acquiring any of the Shares. Such Purchaser's financial condition is such that it is able to bear the risk of holding those of the Shares purchased by it pursuant to this Agreement for an indefinite period of time and the risk of loss of its entire investment. Such Purchaser has been afforded the opportunity to ask questions of and receive answers from the management of the Company concerning this investment and has sufficient knowledge and experience in investing in companies similar to the Company in terms of the Company's stage of development so as to be able to evaluate the risks and merits of its investment in the Company.

     4.4 Shares Not Registered. Such Purchaser understands that the Shares have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that those of the Shares purchased by such Purchaser pursuant to this Agreement must continue to be held by such Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration. The Purchaser understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

     4.5 No Conflict. The execution and delivery of this Agreement and the Registration Rights Agreement by such Purchaser and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of or default by such Purchaser (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material

CUSIP No. 0002296781                       Page 16 of 48 Pages

benefit under (i) any provision of the organizational documents of such Purchaser or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to such Purchaser or its respective properties or assets.

     4.6 Brokers. Such Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

     4.7 Consents. All consents, approvals, orders and authorizations required on the part of such Purchaser in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein have been obtained and are effective as of the Closing Date.

     4.8 Investment Representations. IBT, as to itself, represents and warrants to the Company that: (i) it is a corporation organized under the laws of the United Kingdom, (ii) it is not a U.S. Person (as such term is defined in Rule 902 of Regulation S), (iii) it is not acquiring any of the Shares for the account or benefit of any U.S. Person, (iv) it was not formed for the specific purpose of acquiring any of the Shares, (v) its principal office is located in London, England and (vi) it will not, during the applicable Restricted Period (as defined under Regulation S) offer or sell any of the Shares purchased by it, in the United States, to a U.S. Person or for the account or benefit of a U.S. Person or other than in accordance with Rule 903 or Rule 904 of Regulation S or pursuant to an effective registration statement under the Securities Act.

     5. Standstill Obligations. Each Purchaser hereby agrees with the Company that, until five (5) years after the Closing Date, without the prior written consent of the Company (which written consent the Company may decide to give or withhold in its absolute discretion, provided that Company agrees to consider in good faith a request made by such Purchaser soliciting that the Company give such written consent), it will not directly or indirectly (through an affiliate or otherwise) acquire beneficial ownership of any shares of Common Stock of the Company, any securities convertible into, exercisable for or exchangeable for shares of Common Stock of the Company, or any other right to acquire shares of Common Stock, if the effect of such acquisition would be to increase the aggregate number of shares of Common Stock then beneficially owned (as such term is defined within the Exchange Act and the rules and regulations promulgated by the SEC thereunder), directly or indirectly, by such Purchaser to more than the number of Shares being purchased by such Purchaser pursuant to this Agreement.

CUSIP No. 0002296781                       Page 17 of 48 Pages

     6.   Conditions Precedent.

     6.1. Conditions to the Obligation of the Purchasers to Consummate the Closing. The obligation of each Purchaser to consummate the Closing and to purchase and pay for those Shares being purchased by it pursuant to this Agreement is subject to the satisfaction of the following conditions precedent:

          (a) The representations and warranties contained herein of the Company shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (it being understood and agreed by each Purchaser that, in the case of any representation and warranty of the Company contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation and warranty need be true and correct only in all material respects in order to satisfy as to such representation or warranty the condition precedent set forth in the foregoing provisions of this Section 6.1(a)).

          (b) The Registration Rights Agreement shall have been executed and delivered by the Company.

          (c) The Company shall not have been adversely affected in any material way prior to the Closing Date; and the Company shall have performed all obligations and conditions herein required to be performed or observed by the Company on or prior to the Closing Date.

          (d) No proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

          (e) The purchase of and payment for the Shares by the Purchasers shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of any other person with respect to any of the transactions contemplated hereby shall have been duly obtained or made and shall be in full force and effect.

          (f) All instruments and corporate proceedings of the Company in connection with the transactions contemplated by this Agreement to be consummated at the Closing shall be satisfactory in form and substance to such Purchaser, and such Purchaser shall have received copies (executed or certified, as may be appropriate) of all documents which such Purchaser may have reasonably requested in connection with such transactions.

CUSIP No. 0002296781                       Page 18 of 48 Pages

          (g) The Purchasers shall have received from Bingham, Dana & Gould LLP, counsel to the Company, an opinion addressed to them, dated the Closing Date and substantially in the form of Exhibit C hereto.

          (h) Each of the other Purchasers shall have purchased, in accordance with this Agreement, the number of shares of Common Stock that such other Purchaser has agreed to purchase pursuant to Section 2.1 hereof.

     6.2. Conditions to the Obligation of the Company to Consummate the Closing. The obligation of the Company to consummate the Closing and to issue and sell to each of the Purchasers those of the Shares to be purchased by it at the Closing is subject to the satisfaction of the following conditions precedent:

          (a) The representations and warranties contained herein of such Purchaser shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (it being understood and agreed by the Company that, in the case of any representation and warranty of each Purchaser contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representa-tion and warranty need be true and correct only in all material respects in order to satisfy as to such representation or warranty the condition precedent set forth in the foregoing provisions of this Section 6.2(a)).

          (b) The Registration Rights Agreement shall have been executed and delivered by each Purchaser.

          (c) The Purchasers shall have performed all obligations and conditions herein required to be performed or observed by the Purchasers on or prior to the Closing Date.

          (d) No proceeding challenging this Agreement or the transactions contemplated hereby, or seeking to prohibit, alter, prevent or materially delay the Closing, shall have been instituted before any court, arbitrator or governmental body, agency or official and shall be pending.

          (e) The sale of the Shares by the Company hereunder shall not be prohibited by any law or governmental order or regulation. All necessary consents, approvals, licenses, permits, orders and authorizations of, or registrations, declarations and filings with, any governmental or administrative agency or of any other person with respect to any of the transactions contemplated hereby shall have been duly obtained or made and shall be in full force and effect.

CUSIP No. 0002296781                       Page 19 of 48 Pages

          (f) All instruments and corporate proceedings of each Purchaser in connection with the transactions contemplated by this Agreement to be consummated at the Closing shall be satisfactory in form and substance to the Company, and the Company shall have received counterpart originals, or certified or other copies of all documents, including without limitation records of corporate or other proceedings, which it may have reasonably requested in connection therewith.

     7.   Transfer, Legends.

     7.1. Special Securities Law Transfer Restrictions.

          (a) The Regulation S Shares shall be subject to the restrictions on transfer set forth below in this Section 7.1(a). No Purchaser shall sell, assign, pledge, transfer or otherwise dispose of any Regulation S Shares, except (i) pursuant to an effective registration statement under the Securities Act, (ii) in accordance with the provisions of Regulation S or
(iii) pursuant to an available exemption from registration under the Securities Act and applicable state securities laws and, if requested by the Company, upon delivery by such Purchaser of an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer is exempt from registration under the Securities Act and applicable state securities law. Without limiting the generality of the provisions of the immediately preceding sentence, each Purchaser hereby further agrees that during the applicable Restricted Period (as defined in Regulation S), such Regulation S Shares shall not be offered, sold, assigned, pledged, transferred or otherwise disposed of to any U.S. Person or for the account or benefit of any U.S. Person. Any sale, assignment, pledge, transfer or other disposition of the Regulation S Shares in violation of this Section 7.1(a) shall be null and void. The Company shall not register any sale, assignment, pledge, transfer or other disposition of any of the Regulation S Shares in violation of this Section 7.1(a).

          (b) With respect to those Shares that are not Regulation S Shares, no Purchaser shall sell, assign, pledge, transfer or otherwise dispose or encumber any of such Shares, except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an available exemption from registration under the Securities Act and applicable state securities laws and, if requested by the Company, upon delivery by such Purchaser of an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer is exempt from registration under the Securities Act and applicable state securities laws. Any transfer or purported transfer of any of such Shares in violation of this Section 7.1(b) shall be void. The Company shall not register any transfer of any of Shares in violation of this
Section 7.1(b).

CUSIP No. 0002296781                       Page 20 of 48 Pages

          (c) The Company may, and may instruct any transfer agent for the Company, to place such stop transfer orders as may be required on the transfer books of the Company in order to ensure compliance with the provisions of this Section 7.1.

     7.2. Legends.

          (a) Each certificate or other document evidencing any of the Shares that are sold and/or issued by the Corporation in reliance on Regulation S, as determined by the Corporation in its sole discretion, shall be endorsed with the legends set forth below, and each Purchaser covenants that, except to the extent such restrictions are waived by the Company, it shall not transfer the shares represented by any such certificate without complying with the restrictions on transfer described in this Agreement and the legends endorsed on such certificate:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE UNITED STATES OR TO U.S. PERSONS, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER SUCH ACT, ABSENT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR UNLESS AN EXEMPTION UNDER SUCH ACT IS THEN AVAILABLE AND, IF REQUESTED BY THE COMPANY, UPON DELIVERY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT THE PROPOSED TRANSFER IS EXEMPT UNDER SUCH ACT."

          (b) Each certificate or other document evidencing any of the Shares that are issued by the Company without relying on Regulation S, as determined by the Company in its sole description, shall be endorsed with the legends set forth below, and each Purchaser covenants that, except to the extent such restrictions are waived by the Company, it shall not transfer the shares represented by any such certificate without complying with the restrictions on transfer described in this Agreement and the legends endorsed on such certificate:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER SAID ACT AND, IF REQUESTED BY THE COMPANY, UPON DELIVERY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT THE PROPOSED TRANSFER IS EXEMPT FROM SAID ACT."

CUSIP No. 0002296781                       Page 21 of 48 Pages

     8. Termination; Liabilities Consequent Thereon. This Agreement may be terminated and the transactions contemplated hereunder abandoned at any time prior to the Closing only as follows:

          (a) by the Purchasers, upon notice to the Company if the conditions set forth in Section 6.1 shall not have been satisfied on or prior to July 18, 1997; or

          (b) by the Company, upon notice to the Purchasers if the conditions set forth in Section 6.2 shall not have been satisfied on or prior to July 18, 1997; or

          (c) at any time by mutual agreement of the Company and the Purchasers; or

          (d) by the Purchasers, if there has been any breach of any representation or warranty or any material breach of any covenant of the Company contained herein and the same has not been cured within 30 days after notice thereof (it being understood and agreed by each Purchaser that, in the case of any representation or warranty of the Company contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation or warranty will be deemed to have been breached for purposes of this Section 8(d) only if such representation or warranty was not true and correct in all material respects at the time such representation or warranty was made by the Company); or

          (e) by the Company, if there has been any breach of any representation, warranty or any material breach of any covenant of any Purchaser contained herein and the same has not been cured within 30 days after notice thereof (it being understood and agreed by the Company that, in the case of any representation or warranty of any Purchaser contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation or warranty will be deemed to have been breached for purposes of this Section 8(e) only if such representation or warranty was not true and correct in all material respects at the time such representation or warranty was made by such Purchaser).

Any termination pursuant to this Section 8 shall be without liability on the part of any party, unless such termination is the result of a material breach of this Agreement by a party to this Agreement in which case such breaching party shall remain liable for such breach notwithstanding any termination of this Agreement.

CUSIP No. 0002296781                       Page 22 of 48 Pages

     9. Election of IBT Nominee to Board of Directors. The Company shall take all steps as are necessary and appropriate and otherwise use its best efforts to cause an individual designated by IBT (which designation shall be made by IBT in accordance with the provisions set forth below in this Section
9) (such individual so initially designated by IBT, and each other individual from time to time designated by IBT pursuant to, and in accordance with, the provisions set forth below in this Section 9 in replacement of the individual theretofore designated by IBT, being referred to herein as the "IBT Nominee") to be duly and properly elected on the Closing Date to a seat on the Board of Directors of the Company. Thereafter, until the Nomination Termination Date (as defined below in this Section 9), at each annual or special meeting of the stockholders of the Company, or in connection with any written consent solicited from the stockholders of the Company, at or with respect to which a vote is taken to elect a director to fill the seat occupied by the IBT Nominee theretofore serving as a director of the Company (whether upon the expiration of such IBT Nominee's term as a director of the Company or otherwise), the Company shall nominate the IBT Nominee for election to the Board of Directors.

     Until the Nomination Termination Date, in the event that the individual at anytime serving on the Board of Directors of the Company as the IBT Nominee shall, for any reason, cease or be unable so to serve, the Company shall take all steps as are necessary and appropriate and otherwise use its best efforts to cause the vacancy on the Board of Directors of the Company thereby created to be filled promptly by the election to the Board of Directors of another IBT Nominee. The individual serving on the Board of Directors of the Company as the IBT Nominee shall be entitled to reimbursement of costs and expenses and payment of fees on terms no less favorable than those available to other directors of the Company. In addition, the individual serving on the Board of Directors of the Company as the IBT Nominee shall be entitled to directors' insurance and indemnification coverage on terms no less favorable than those available to other directors of the Company.

     Notwithstanding anything in this Section 9 to the contrary, without the prior written consent of the Company, in no event shall IBT designate any individual as the IBT Nominee if such individual is an officer, director, employee, consultant or stockholder of (A) any business, person or entity that is a competitor, vendor, supplier or customer of the Company or (B) any Affiliate of such business, person or entity. Also notwithstanding anything in this Section 9 to the contrary, in no event shall the Company be required to nominate a specific individual for election to the Board of Directors of the Company as the IBT Nominee or to otherwise

CUSIP No. 0002296781                       Page 23 of 48 Pages
take any steps or utilize any efforts to cause such individual to be elected to the Board of Directors of the Company if the stockholders of the Company do not vote or otherwise take action in favor of the reelection of such individual to the Board of Directors of the Company, or vote or otherwise take action to remove such individual as a director of the Company. The foregoing sentence shall not relieve the Company's obligations under this
Section 9 with respect to any other individual that becomes the IBT Nominee.

     The provisions of this Section 9 shall automatically terminate on the Nomination Termination Date.

     For purposes of this Section 9, the term "Nomination Termination Date" shall mean the date on which IBT or any of its Affiliates ceases to own at least seventy five percent (75%) of those Shares purchased by IBT, at the Closing, pursuant to this Agreement (subject to proportionate adjustment upon any stock split, stock dividend, reverse stock split or like event).

     10.  Miscellaneous Provisions.

     10.1 Public Statements or Releases. None of the parties to this Agreement shall make, issue, or release any announcement, whether to the public generally, or to any of its employees, suppliers, or customers, with respect to this Agreement or the transactions provided for herein, or make any statement or acknowledgment of the existence of, or reveal the status of, this Agreement or the transactions provided for herein, without the prior consent of the other parties, which shall not be unreasonably withheld or delayed, provided, that nothing in this Section 9.1 shall prevent any of the parties hereto from making such public announcements as it may consider necessary in order to satisfy its legal obligations, but to the extent not inconsistent with such obligations, it shall provide the other parties with an opportunity to review and comment on any proposed public announcement before it is made.

     10.2 Further Assurances. Each party agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by the other party to better evidence and reflect the transactions described herein and contemplated hereby, and to carry into effect the intents and purposes of this Agreement.

     10.3 Rights Cumulative. Each and all of the various rights, powers and remedies of the parties shall be considered to be cumulative with and in addition to any other rights, powers and remedies which such parties may have at law or in equity in the

CUSIP No. 0002296781                       Page 24 of 48 Pages

event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy shall neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such party.

     10.4 Pronouns. All pronouns or any variation thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

     10.5 Notices.

     (a) Any notices, reports or other correspondence (hereinafter collectively referred to as "correspondence") required or permitted to be given hereunder shall be sent by postage prepaid first class mail, courier or telecopy or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.

     (b)  All correspondence to the Company shall be addressed as follows:

          Cubist Pharmaceuticals, Inc.
          24 Emily Street
          Cambridge, MA 02139
          Attention: Scott M. Rocklage,
                     President and Chief Executive Officer
          Telecopier:  (617) 576-0232

          with a copy to:

          Bingham, Dana & Gould LLP
          150 Federal Street
          Boston, Massachusetts 02110
          Attention: Julio E. Vega, Esq.
          Telecopier: (617) 951-8736

     (c) All correspondence to any Purchaser shall be sent to such Purchaser at the address set forth in Exhibit A.

          with a copy to:

          Reboul, MacMurray, Hewitt, Maynard & Kristol
          45 Rockefeller Plaza
          New York, New York 10111
          Attention: Charles D. Uniman, Esq.
          Telecopier: (212) 841-5725

     (d) Any entity may change the address to which correspondence to it is to be addressed by notification as provided for herein.

CUSIP No. 0002296781                       Page 25 of 48 Pages

     10.6 Captions. The captions and paragraph headings of this Agreement are solely for the convenience of reference and shall not affect its interpretation.

     10.7 Severability. Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

     10.8 Governing Law; Injunctive Relief.

     (a) This Agreement shall be governed by and construed in accordance with the internal and substantive laws of the Commonwealth of Massachusetts and without regard to any conflicts of laws concepts which would apply the substantive law of some other jurisdiction.

     (b) Each of the parties hereto acknowledges and agrees that damages will not be an adequate remedy for any material breach or violation of this Agreement if such material breach or violation would cause immediate and irreparable harm (an "Irreparable Breach"). Accordingly, in the event of a threatened or ongoing Irreparable Breach, each party hereto shall be entitled to seek, in any state or federal court in the Commonwealth of Massachusetts, equitable relief of a kind appropriate in light of the nature of the ongoing or threatened Irreparable Breach, which relief may include, without limitation, specific performance or injunctive relief; provided, however, that if the party bringing such action is unsuccessful in obtaining the relief sought, the moving party shall pay the non-moving party's reasonable costs, including attorney's fees, incurred in connection with defending such action. Such remedies shall not be the parties' exclusive remedies, but shall be in addition to all other remedies provided in this Agreement.

     10.9 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

     10.10 Expenses. Each party will bear its own costs and expenses in connection with this Agreement.

CUSIP No. 0002296781                       Page 26 of 48 Pages

     10.11 Assignment. The rights and obligations of the parties hereto shall inure to the benefit of and shall be binding upon the authorized successors and permitted assigns of each party. Neither party may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of the other party, except, solely in the case of parties to this Agreement other than the Company, to an Affiliate or to a successor of the business, by merger or otherwise, to which this Agreement relates, provided that in the case of an assignment to an Affiliate the assigning party shall promptly notify the other party in writing of such assignment and shall remain liable (both directly and as guarantor) with respect to all obligations so assigned. In the event of any assignment or in the event that an Affiliate of either party shall exercise rights and/or perform obligations hereunder pursuant to the terms of this Agreement, the assignee or Affiliate, as the case may be, shall specifically assume and be bound by the provisions of the Agreement by executing and agreeing to an assumption agreement reasonably acceptable to the other party.

     10.12 Survival. The respective representations and warranties given by the parties hereto, and the other covenants and agreements contained herein, shall survive the Closing Date and the consummation of the transactions contemplated herein for a period of two years, without regard to any investigation made by any party.

     10.13 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto respecting the subject matter hereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. No modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the parties hereto.


[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 0002296781                       Page 27 of 48 Pages

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the day and year first above written.


                              CUBIST PHARMACEUTICALS, INC.


                              By:__________________________________
                              Name: Scott M. Rocklage
                              Title:  President and Chief Executive
                                   Officer


                              PURCHASERS:


                              INTERNATIONAL BIOTECHNOLOGY
                              TRUST plc


                              By:_________________________________
                              Name:
                              Title:

CUSIP No. 0002296781                       Page 28 of 48 Pages

                   Exhibit A to Stock Purchase Agreement
                   _____________________________________


                                         Total Amount
Name and Address of Purchasers           of Investment
______________________________           _____________

International Biotechnology Trust plc    $5,000,000.875
Five Arrows House
St. Swithin's lane
London EC4N 8NR
England

CUSIP No. 0002296781                       Page 29 of 48 Pages

                                                  EXHIBIT B
                                                  _________

CUBIST PHARMACEUTICALS, INC.
REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of July 18, 1997 by and among (i) Cubist Pharmaceuticals, Inc., a Delaware corporation (the "Company"), (ii) each person listed on Exhibit A attached hereto (collectively, the "Initial Investors" and each individually, an "Initial Investor"), and (iii) each person or entity that subsequently becomes a party to this Agreement upon the due execution and delivery by such person or entity and the Company of an Instrument of Adherence in the form of Exhibit B attached hereto (collectively, the "Investor Transferees" and each individually an "Investor Transferee").

W I T N E S S E T H:

     WHEREAS, the Company has agreed to issue and sell to the Initial Investors, and the Initial Investors have agreed to purchase from the Company, shares of the Company's common stock, $0.001 par value per share (the "Common Stock"), all upon the terms and conditions set forth in that certain Stock Purchase Agreement, dated of even date herewith, between the Company and the Initial Investors (the "Stock Purchase Agreement"); and

     WHEREAS, the terms of the Stock Purchase Agreement provide that it shall be a condition precedent to the closing of the transactions thereunder, for the Company and the Initial Investors to execute and deliver this Agreement.

     NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereto hereby agree as follows:

1. DEFINITIONS. The following terms shall have the meanings provided therefor below or elsewhere in this Agreement as described below:

CUSIP No. 0002296781                       Page 30 of 48 Pages

"Board" shall mean the board of directors of the Company.

"Closing" shall have the meaning ascribed to such term in the Stock Purchase Agreement.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Investors" shall mean, collectively, the Initial Investors and the Investor Transferees, so long as they are holders of any of the Shares.

"Majority Holders" shall mean, at the relevant time of reference thereto, those Investors holding more than fifty percent (50%) of the Registrable Shares held by all of the Investors at such time.

"Qualifying Holder" shall have the meaning ascribed thereto in Section 13 hereof.

"Registrable Shares" shall mean the Shares; provided, however, that the term "Registrable Shares" shall not include (A) any of the Shares that become eligible for resale pursuant to Rule 144 or (B) any of the Shares that become eligible for resale pursuant to Regulation S (it being understood and agreed that any controversy, disagreement or issue between the Company and any Purchaser as to whether any of the Shares has become eligible for resale pursuant to Regulation S will be conclusively resolved in the manner determined by counsel for such Purchaser (which counsel must be experienced in U.S. securities law matters and must be reasonably satisfactory to the Company; it being agreed that Reboul, MacMurray, Hewitt, Maynard & Kristol shall be deemed to be counsel satisfactory to the Company) in a written legal opinion satisfactory only to such Purchaser, but addressed and delivered to such Purchaser and the Company (it being understood that the Company may rely on such opinion)).

"Regulation S" shall mean Regulation S promulgated under the Securities Act and any successor or substitute regulation, law or provision.

CUSIP No. 0002296781                       Page 31 of 48 Pages

"Rule 144" shall mean Rule 144 promulgated under the Securities Act and any successor or substitute rule, law or provision.

"SEC" shall mean the Securities and Exchange Commission.

"Section 2 Registration Termination Date" shall mean the first date after the effective date of the Mandatory S-1 Registration Statement on which neither the Mandatory S-1 Registration Statement (as defined in Section 2(a) hereof) nor the Mandatory S-3 Registration Statement (as defined in Section 2(b) hereof) shall be in effect.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Shares" shall mean those shares of Common Stock purchased by the Initial Investors from the Company pursuant to the Stock Purchase Agreement.

     2.   MANDATORY REGISTRATION.

     (a) Within thirty (30) days after the date hereof, the Company will prepare and file with the SEC a registration statement on Form S-1 for the purpose of registering under the Securities Act all of the Registrable Shares for resale by, and for the account of, the Initial Investors as selling stockholders thereunder (the "Mandatory S-1 Registration Statement"). The Mandatory S-1 Registration Statement shall permit the Initial Investors to offer and sell, on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, any or all of the Registrable Shares. The Company agrees to use commercially reasonable efforts to cause the Mandatory S-1 Registration Statement to become effective as soon as practicable. The Company shall only be required to keep the Mandatory S-1 Registration Statement effective until the earlier of (i) the date when all of the Registrable Shares registered thereunder shall have been sold, (ii) the date on which the Mandatory S-1 Registration Statement is converted into a registration statement on Form S-3 pursuant to Section 2(b) below or (iii) the first anniversary of the Closing.

CUSIP No. 0002296781                       Page 32 of 48 Pages

Thereafter, the Company shall be entitled to withdraw the Mandatory S-1 Registration Statement and the Initial Investors shall have no further right to offer or sell any of the Registrable Shares pursuant to the Mandatory S-1 Registration Statement (or any prospectus relating thereto).

     (b) At any time from and after the date that the Company shall have become eligible to file and use a registration statement on Form S-3, the Company shall be entitled to convert the Mandatory S-1 Registration Statement into a registration statement on Form S-3 (the "Mandatory S-3 Registration Statement"). The Mandatory S-3 Registration Statement shall permit the Initial Investors to offer and sell as selling stockholders, on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, any or all of the Registrable Shares that were not previously sold pursuant to the Mandatory S-1 Registration Statement. The Company shall only be required to keep the Mandatory S-3 Registration Statement effective until the earlier of
(i) the date when all of the Registrable Shares registered thereunder shall have been sold or (ii) the first anniversary of the Closing. Thereafter, the Company shall be entitled to withdraw the Mandatory S-3 Registration Statement and the Initial Investors shall have no further right to offer or sell any of the Registrable Shares pursuant to the Mandatory S-3 Registration Statement (or any prospectus relating thereto).

     (c) The right of the Initial Investors to offer or sell any of the Registrable Shares pursuant to the Mandatory S-1 Registration Statement (or any prospectus relating thereto) shall be suspended during the period commencing on the date the Company sends written notice to the Initial Investors informing them that it will begin the process of converting the Mandatory S-1 Registration Statement into the Mandatory S-3 Registration Statement pursuant to Section 2(b) above and ending as soon as practicable but in no event later than forty five (45) days thereafter, unless within such forty-five day period the Mandatory S-1 Registration Statement shall have been converted into the Mandatory S-3 Registration Statement, in which case the right of the Initial Investors to sell any of the Registrable Shares pursuant to the Mandatory S-1

CUSIP No. 0002296781                       Page 33 of 48 Pages

Registration Statement (or any prospectus relating thereto) shall forever terminate. The limitations imposed by the immediately preceding sentence on the rights of the Initial Investors to sell any of the Registrable Shares pursuant to the Mandatory S-1 Registration Statement (or any prospectus relating thereto) shall be in addition to, and not in lieu of, the limitations imposed by Section 2(a) and Section 5(d) hereof on such rights.

     (d) No registration under this Section 2, whether pursuant to the Mandatory S-1 Registration Statement or the Mandatory S-3 Registration Statement, shall be underwritten unless the Company shall otherwise elect in its sole and absolute discretion.

3. "PIGGYBACK REGISTRATION". If, at any time after the Section 2 Registration Termination Date, the Company proposes to register any of its Common Stock under the Securities Act, whether as a result of a primary or secondary offering of Common Stock or pursuant to registration rights granted to holders of other securities of the Company (but excluding in all cases any registration pursuant to Sections 2 or 4 hereof or any registrations to be effected on Forms S-4 or S-8 or other applicable successor Forms), the Company shall, each such time, give to the Investors written notice of its intent to do so. Upon the written request of any Investor given within 30 days after the giving of any such notice by the Company, the Company shall use commercially reasonable efforts to cause to be included in such registration the Registrable Shares of such selling Investor, to the extent requested to be registered; provided that (i) the number of Registrable Shares proposed to be sold by such selling Investor is equal to at least ten percent (10%) of the total number of Registrable Shares then held by such selling Investor, (ii) such selling Investor agrees to sell those of its Registrable Shares to be included in such registration in the same manner and on the same terms and conditions as the other shares of Common Stock which the Company proposes to register, and (iii) if the registration is to include shares of Common Stock to be sold for the account of the Company, the proposed managing underwriter does not advise the Company that in its opinion the

CUSIP No. 0002296781                       Page 34 of 48 Pages

inclusion of such selling Investor's Registrable Shares (without any reduction in the number of shares to be sold for the account of the Company) is likely to affect adversely the success of the offering or the price the Company would receive for any shares of Common Stock offered by it pursuant thereto, in which case the rights of such selling Investor shall be as provided in Section 8 hereof.

4.   FORM S-3 REGISTRATION.

(a) Registration Upon Request; Limitations. In the event that, at any time or from time to time after the Section 2 Registration Termination Date, the Company shall receive from any Investor or Investors a written request or requests that the Company effect a registration on Form S-3, or any successor or substitute form, with respect to all or a part of the Registrable Shares owned by such Investor or Investors, then the Company will promptly give written notice of the proposed registration and the Investor's or Investors' request therefor to all other Investors, and, as soon as practicable, use commercially reasonable efforts to effect such registration of all or such portion of such Investor's or Investors' Registrable Shares as are specified in such request, together with all or such portion of the Registrable Shares of any other Investor or Investors joining in such request as are specified in a written request given within twenty (20) days after receipt of such written notice from the Company; provided, however, that the Company shall have no obligation under this Section 4(a) to effect any registration requested by any Investor or Investors if the Company has previously given a notice of the type specified in Section 3 hereof or this
Section 4(a) and the Company is, at the time such registration is requested by such Investor or Investors, continuing to pursue the registration referred to in such notice or if the registration referred to in such notice is then effective; and provided, further, that the obligations of the Company under this Section 4(a) shall be subject to the limitations set forth in Sections 4(c), 4(d) and 4(e) below. The Company may include in any registration pursuant to Section 4(a) hereof additional shares of Common Stock for sale for its own account or for the account of any other person.

CUSIP No. 0002296781                       Page 35 of 48 Pages

No registration under this Section 4(a) shall be underwritten unless the Company shall otherwise elect in its sole and absolute discretion.

(b) Selection of Underwriters. If a registration pursuant to Section 4(a) hereof involves an underwritten offering, the underwriter or underwriters thereof shall be selected by the Company.

(c) Limitation on Number of Registrations. The Company shall not be required to effect more than three (3) registrations during any calendar year pursuant to the provisions of Section 4(a) hereof.

(d)  Limitation on Company's Obligation.  Notwithstanding anything in this
Section 4 to the contrary, but in all events subject to the provisions of
Section 4(f) hereof, the Company shall not be obligated to effect any registration pursuant to this Section 4:

               (1) if such Investor or Investors request registration pursuant to this Section 4 at any time prior to the Section 2 Registration Termination Date;

               (2) if Form S-3, or any successor or substitute form, is not then available for the registration of such Registrable Shares proposed to be sold and distributed by such Investor or Investors;

               (3) if such Investor or Investors, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Shares and such other securities (if any) at an aggregate price to the public of less than $1,000,000; or

                    (4) if the Company shall furnish to the Investors a certificate signed by the President and Chief Executive Officer of the Company stating that the Board has made the good faith determination that a registration would require premature disclosure of material, nonpublic information concerning the Company, its business or prospects, that

CUSIP No. 0002296781                       Page 36 of 48 Pages

such premature disclosure would be materially adverse to the Company and that it is therefore essential to defer such registration, then the Company shall have the right to defer such registration for a period of not more than 90 days after receipt of the request from such Investors; provided, however, that the Company may not utilize this right more than once with respect to each registration made pursuant to, and in accordance with, Section 4(a) hereof and provided, further, however, that each and every person or entity (other than the Purchasers) which is entitled to exercise registration rights with respect to any equity securities of the Company is subject to obligations of the kind contemplated by this Section 4(d)(4) which are at least as burdensome as those provided in this Section 4(d)(4).

(e) Limitation on Requests. Notwithstanding anything in this Section 4 to the contrary, no Investor may request a registration pursuant to this Section 4 within ninety (90) days of the effective date of any other registration statement filed by the Company with the SEC pursuant to this Section 4.

(f) Unavailability for Form S-3. Notwithstanding anything to the contrary expressed or implied in this Agreement, if Form S-3 or any substitute form is not then available for the registration of such Registrable Shares that would otherwise have been proposed to be sold and distributed by such Investor or Investors pursuant to this Section 4, the Company shall be obligated to prepare and file a registration statement on Form S-1 at the written request or requests from any Investor or Investors given in accordance with Section 4(a) and the provisions of this Section 4 (other than Section 4(d)(2)) shall govern and apply to such request or requests and such registration on Form S-1.

5.   OBLIGATIONS OF THE COMPANY.  Whenever the Company is required under
Section 2, 3 or 4 hereof to use commercially reasonable efforts to effect the registration of any of the Registrable Shares of the Investors, the Company shall, as expeditiously as reasonably possible:

CUSIP No. 0002296781                       Page 37 of 48 Pages


(a) Prepare (and afford counsel to the selling Investors reasonable opportunity to review and comment) and file with the SEC a registration statement with respect to such Registrable Shares and use commercially reasonable efforts to cause such registration statement to become and remain effective; provided, however that, except to the extent otherwise provided in
Section 2 hereof, the Company shall in no event be obligated to cause any such registration to remain effective for more than 90 days;

(b) Prepare (and afford counsel to the selling Investors reasonable opportunity to review and comment thereon) and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such registration statement;

(c) Furnish to the selling Investors such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents (including, without limitation, prospectus amendments and supplements as are prepared by the Company in accordance with Section 5(d) below) as the selling Investors may reasonably request in order to facilitate the disposition of such Registrable Shares;

(d) Notify the Investors, at any time when a prospectus relating to such registration statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in or relating to such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading; and, thereafter, the Company will promptly prepare (and, when completed, give notice to each Investor) a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Shares, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading; provided that upon such notification by the Company, the Investors will not offer or sell Registrable Shares until the

CUSIP No. 0002296781                       Page 38 of 48 Pages

Company has notified the Investors that it has prepared a supplement or amendment to such prospectus and delivered copies of such supplement or amendment to the Investors (it being understood and agreed by the Company that the foregoing proviso shall in no way diminish or otherwise impair the Company's obligation to promptly prepare a prospectus amendment or supplement as above provided in this Section 5(d) and deliver copies of same as above provided in Section 5(c) hereof); and

(e) Use commercially reasonable efforts to register and qualify such Registrable Shares under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably appropriate in the opinion of the Company and the managing underwriters, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, and provided further that (notwithstanding anything in this Agreement to the contrary with respect to the bearing of expenses) if any jurisdiction in which the Registrable Shares shall be qualified shall require that expenses incurred in connection with the qualification therein of the securities be borne by selling shareholders, then the selling Investors shall, to the extent required by such jurisdiction, pay their pro rata share of selling expenses.

6. FURNISH INFORMATION. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement that the selling Investors shall furnish to the Company such information regarding them and the securities of the Company held by them as the Company shall reasonably request and as shall be required in order to effect any registration by the Company pursuant to this Agreement.

7. EXPENSES OF REGISTRATION. All expenses incurred in connection with a registration pursuant to this Agreement (excluding underwriting commissions and discounts and counsel fees of the selling Investors), including without limitation all registration and qualification fees, printing, and fees and disbursements of counsel for the Company, shall be borne

CUSIP No. 0002296781                       Page 39 of 48 Pages

by the Company; provided, however, that the Investors participating as selling shareholders in the second or third registration pursuant to Section 4 hereof during any calendar year shall pay all expenses incurred in connection with such registration(s) on a pro rata basis in accordance with the number of Registrable Shares which are included in such registration(s) by such Investors thereunder; and provided, further, that the Investors participating as selling shareholders in any registration(s) on Form S-1 pursuant to Section 4(f) hereof shall pay one-half of the expenses incurred in connection with such registration(s) and the Company shall pay the other half of such expenses.

8. UNDERWRITING REQUIREMENTS; REDUCTION OF SHARES TO BE INCLUDED IN A REGISTRATION. In connection with any offering involving an underwriting of shares being issued by the Company, the Company shall not be required under
Section 3 hereof or otherwise to include the Registrable Shares of any Investor therein unless such Investor accepts and agrees to the terms of the underwriting as agreed upon between the Company and the underwriters selected by the Company, and then only in such quantity as (without any reduction in the numbers of shares to be sold for the account of the Company) will not, in the opinion of the underwriters, jeopardize the success of the offering by the Company. If the total number of shares of stock which all selling stockholders of the Company (including, without limitation, the selling Investors) request to be included in any offering exceeds the number of shares which the underwriters believe to be compatible with the success of the offering, the Company shall only be required to include in the offering so many of the shares of stock of the selling shareholders (including, without limitation, the selling Investors) as the underwriters believe will not (without any reduction in the number of shares to be sold for the account of the Company) jeopardize the success of the offering (the shares so included to be apportioned pro rata among the selling shareholders according to the total number of shares of Common Stock owned by said selling shareholders, or in such other proportions as shall mutually be agreed to by such selling shareholders).

CUSIP No. 0002296781                       Page 40 of 48 Pages

9. DELAY OF REGISTRATION. The Investors shall not take any action to restrain, enjoin or otherwise delay any registration as the result of any controversy which might arise with respect to the interpretation or implementation of this Agreement.

10. INDEMNIFICATION. In the event that any Registrable Shares of the Investors are included in a registration statement pursuant to this
Agreement:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Investor, any underwriter (as defined in the Securities
Act) for the Company, and each officer and director of such selling Investor or such underwriter and each person, if any, who controls such selling Investor or such underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; and will reimburse such selling Investor, such underwriter or such officer, director or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there were material misstatements or omission; provided, however, that the indemnity agreement contained in this Section 10(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, damage, liability or action to the extent that it arises out of or is based upon an untrue

CUSIP No. 0002296781                       Page 41 of 48 Pages

statement or alleged untrue statement or omission made in connection with such registration statement, preliminary prospectus, final prospectus, or amendments or supplements thereto, in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the selling Investors, any underwriter for them or controlling person with respect to them.

(b) To the extent permitted by law, each selling Investor will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed such registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter for the Company (within the meaning of the Securities Act), and all other selling Investors against any losses, claims, damages or liabilities to which the Company or any such director, officer, controlling person, or underwriter may become subject to, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in such registration statement, including any preliminary prospectus contained therein or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary prospectus, final prospectus, or amendments or supplements thereto, in reliance upon and in conformity with written information furnished by the selling Investor expressly for use in connection with such registration; and such selling Investor will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other selling Investor in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there were material misstatements or omissions, provided, however, that the liability of each selling Investor hereunder shall be limited to the proceeds

CUSIP No. 0002296781                       Page 42 of 48 Pages

(net of underwriting discounts and commissions, if any) received by such selling Investor from the sale of Registrable Shares covered by such registration statement, and provided, further, however, that the indemnity agreement contained in this Section 10(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of those selling Investor(s) against which the request for indemnity is being made (which consent shall not be unreasonably withheld).

(c) Promptly after receipt by an indemnified party under this Section 10 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 10, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party desires, jointly with any other indemnifying party similarly noticed, to assume at its expense the defense thereof with counsel mutually satisfactory to the parties. The failure to notify an indemnifying party promptly of the commencement of any such action, if prejudicial to his ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this
Section 10, but the omission so to notify the indemnifying party will not relieve him of any liability which he may have to any indemnified party otherwise other than under this Section 10.

     11. REPORTS UNDER THE EXCHANGE ACT. With a view to making available to the Investors the use of Section 4 hereof and the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit the Investors to sell the Shares to the public without registration, the Company agrees to use commercially reasonable efforts: (i) to make and keep public information available, as those terms are understood and defined in the General Instructions to Form S-3, or any successor or substitute form, and in Rule 144, (ii) to file with the SEC in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Securities Act or the Exchange Act, (iii) as long as any Investor owns any Shares, to furnish in writing

CUSIP No. 0002296781                       Page 43 of 48 Pages

upon such Investor's request a written statement by the Company that it has complied with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, and to furnish to such Investor a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as may be reasonably requested in availing such Investor of any rule or regulation of the SEC permitting the selling of any such Shares without registration and (iv) undertake any additional actions reasonably necessary to maintain the availability of a registration statement on Form S-3, including any successor or substitute forms, or the use of Rule 144.

12. LOCKUP AGREEMENT. Each Investor which, together with its affiliates, holds or owns (at the time of the written request of the Company or managing underwriter referred to below in this Section 12 or at any time during the 180 day period commencing on the effective date of the registration statement relating to such underwritten public offering of the Company's securities) of record or beneficially (within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) five percent (5%) or more of the then issued and outstanding shares of common stock of the Company hereby agrees that, at the written request of the Company or any managing underwriter of any underwritten public offering of securities of the Company, such Investor shall not, without the prior written consent of the Company or such managing underwriter, sell, make any short sale of, loan, grant any option for the purchase of, pledge, encumber, or otherwise dispose of, or exercise any registration rights with respect to, any Shares during the 180 day period commencing on the effective date of the registration statement relating to such underwritten public offering of the Company's securities.

13. TRANSFER OF REGISTRATION RIGHTS. None of the rights of any Investor under this Agreement shall be transferred or assigned to any person unless
(i) such person is a Qualifying Holder (as defined below), and (ii) such person agrees to become a party to, and bound by, all of the terms and conditions of, this Agreement by duly executing and delivering to the Company an Instrument of Adherence in the form attached

CUSIP No. 0002296781                       Page 44 of 48 Pages

as Exhibit B hereto. For purposes of this Section 13, the term "Qualifying Holder" shall mean, with respect to any Investor, (i) any partner thereof,
(ii) any corporation or partnership controlling, controlled by, or under common control with, such Investor or any partner thereof, or (iii) any other direct transferee of at least 250,000 (subject to proportionate adjustment upon the occurrence of any stock split, stock dividend or reverse stock split of the Common Stock) Registrable Shares from such Investor. Notwithstanding anything in this Section 13 to the contrary, none of the rights or obligations of any Investor under this Agreement shall be transferred, assigned or delegated to any direct transferee of Registrable Shares from such Investor if and to the extent that the transfer of such Registrable Shares was effected pursuant to a "broker's transaction" within the meaning of Rule 144.

14. ENTIRE AGREEMENT. This Agreement constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof, and it also supersedes any and all prior negotiations, correspondence, agreements or understandings with respect to the subject matter hereof.

15.  MISCELLANEOUS.

          (a) This Agreement may not be amended, modified or terminated, and no rights or provisions may be waived, except with the written consent of the Majority Holders and the Company.

          (b) This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Massachusetts, and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors or assigns, provided that the terms and conditions of Section 13 hereof are satisfied. This Agreement shall also be binding upon and inure to the benefit of any transferee of any of the Shares provided that the terms and conditions of
Section 13 hereof are satisfied. Notwithstanding anything in this Agreement to

CUSIP No. 0002296781                       Page 45 of 48 Pages

the contrary, if at any time any Investor shall cease to own any Shares, all of such Investor's rights under this Agreement shall immediately terminate.

          (c) Any notices to be given pursuant to this Agreement shall be in writing and shall be given by certified or registered mail, return receipt request. Notices shall be deemed given when personally delivered or when mailed to the addresses of the respective parties as set forth on Exhibit A hereto, or to such changed address of which any party may notify the others pursuant hereto, except that a notice of change of address shall be deemed given when received.

          (d) The parties acknowledge and agree that in the event of any breach of this Agreement, remedies at law will be inadequate, and each of the parties hereto shall be entitled to specific performance of the obligations of the other parties hereto and to such appropriate injunctive relief as may be granted by a court of competent jurisdiction.

          (e) This Agreement may be executed in a number of counterparts, an of which together shall for all purposes constitute one Agreement, binding on all the parties hereto notwithstanding that all such parties have not signed the same counterpart.






[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 0002296781                       Page 46 of 48 Pages

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

                         CUBIST PHARMACEUTICALS, INC.



                         By: ______________________________
                           Scott M. Rocklage, President





                         INITIAL INVESTORS



                         INTERNATIONAL BIOTECHNOLOGY
                         TRUST plc



                         By: _____________________________
                             Name:
                               Title:

CUSIP No. 0002296781                       Page 47 of 48 Pages

                Exhibit A to Registration Rights Agreement
                __________________________________________




Name and Address of Initial Investors
_____________________________________


International Biotechnology Trust plc
Five Arrows House
St. Swithin's Lane
London EC4N 8NR
England

CUSIP No. 0002296781                       Page 48 of 48 Pages


                Exhibit B to Registration Rights Agreement
                __________________________________________

CUBIST PHARMACEUTICALS, INC.

Instrument of Adherence
_______________________

Reference is hereby made to that certain Registration Rights Agreement, dated as of July [__], 1997, among Cubist Pharmaceuticals, Inc., a Delaware corporation (the "Company"), the Initial Investors and the Investor Transferees, as amended and in effect from time to time (the "Registration Rights Agreement"). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in the Registration Rights Agreement.

The undersigned, in order to become the owner or holder of [___________] shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company], hereby agrees that, from and after the date hereof, the undersigned has become a party to the Registration Rights Agreement in the capacity of an Investor Transferee, and is entitled to all of the benefits under, and is subject to all of the obligations, restrictions and limitations set forth in, the Registration Rights Agreement that are applicable to Investor Transferees. This Instrument of Adherence shall take effect and shall become a part of the Registration Rights Agreement immediately upon execution.

Executed under seal as of the date set forth below under the laws of the Commonwealth of Massachusetts.


                         Signature:________________________


Accepted:
CUBIST PHARMACEUTICALS, INC.

By:_______________________
Date:_____________________